UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURUSANT
TO § 240.13d-2

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
16938C106
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106

1.	Names of Reporting Persons Parfield International Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,360,000

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,360,000

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based upon (i) 27,137,825 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016, and (ii) 1,360,000 shares of Common Stock held by the reporting person. The 1,360,000 shares of Common Stock held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

CUSIP No. 16938C106

1.	Names of Reporting Persons Marc Chan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,637,439

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,637,439

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based upon (i) 27,137,825 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November2, 2016, and (ii) 1,637,439 shares of Common Stock beneficially owned by the reporting person (198,449 of which are held by Amplewood Resources Ltd.,1,360,000 of which are held by Parfield International Ltd., both of which the reporting person is the director and sole-owner, and 78,990 of which are held directly by the reporting person). The 1,360,000 shares of Common Stock held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

Amendment No. 1

Item 1(a).	Name of Issuer.

China Biologic Products, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

18th Floor, Jialong International Building
19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People’s Republic of China

Item 2(a).	Name of Person Filing.

(i)	Parfield International Ltd.

(ii)	Marc Chan

Item 2(b).	Address of Principal Business Office or, if none, Residence.

For each filing person:

Unit No. 21E, 21st Floor, United Centre
95 Queensway
Admiralty, Hong Kong

Item 2(c).	Citizenship.

(i)	British Virgin Islands

(ii)	Canada

Item 2(d).	Title and Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

16938C106

Item 3.	Type of Person.

(i) CO

(ii) IN

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

Parfield International Ltd. may be deemed to have beneficial ownership of 1,360,000 shares of Common Stock, which shares are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd (the “Pledge Agreement”). The Pledge Agreement does not grant the pledgee the power to vote or direct the vote of the shares pledged under the Pledge Agreement, or, prior to default, the power to dispose or to direct disposition of the shares.

Mr. Chan as director and sole owner of Parfield International Ltd. and Amplewood Resources Ltd. may be deemed to have beneficial ownership of 1,637,439 shares of Common Stock. Mr. Chan holds 78,990 shares of Common Stock in his individual capacity.

(b)	Percent of Class.
	Parfield International Ltd.:	5.0%
	Mr. Chan:	6.0%

The ownership percentages above are based on an aggregate of 27,137,825 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Persons	(i)	(ii)	(iii)	(iv)
Parfield International Ltd.	1,360,000	0	1,360,000	0
Marc Chan	1,637,439	0	1,637,439	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017	By:	/s/ Marc Chan
Marc Chan

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017	PARFIELD INTERNATIONAL LTD.

	By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director